REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of La Crosse Funds, Inc.:

We have examined management's assertion about La Crosse Funds, Inc.'s (a Wisconsin corporation that includes the La Crosse Large Cap Stock Fund) (the "Company") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of June 29, 2001 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 29, 2001, and with respect to agreement of security purchases and sales, for the period from April 20, 2000 (the date of our last examination) through June 29, 2001:

- Confirmation of all securities held by institutions in book entry form (State Street Bank and Trust Company and Federated Services Company);

- Reconciliation of all such securities to the books and records of the Company and the Custodian;

- Agreement of three security purchases and three security sales since our last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that La Crosse Funds, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of June 29, 2001 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of the management of La Crosse Funds, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.


ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin
June 29, 2001

        Management Statement Regarding Compliance With Certain Provisions
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                      of the Investment Company Act of 1940
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We, as members of management of La Crosse Funds, Inc. (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 29, 2001 and from April 20, 2001 through June 29, 2001.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 29, 2001 and from April 20, 2001 through June 29, 2001, with respect to securities reflected in the investment account of the Company.

La Crosse Funds, Inc.

By:

/s/Steven J. Hulme
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Steven J. Hulme
President - La Crosse Funds